June 30, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Jeanne Baker
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ms. Meagan Caldwell
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Decker, Ms. Baker, and Ms. Caldwell:

Re:	WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2005
Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005
File No. 1-8300

We are responding to your comment letter dated April 21, 2006, addressed to Mr. Brian R. Gamache, President and Chief Executive Officer of WMS Industries Inc. (WMS), regarding our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (Form 10-K) and our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2005 and September 30, 2005 (Form 10-Q). To facilitate your review, we have restated your numbered comments immediately preceding our responses.

As indicated in our detailed responses below, we have provided the additional information requested in your comment letter dated April 21, 2006 and have reflected the information from our conversation with Ms. Jeanne Baker on June 22, 2006 where we agreed to the resolutions summarized below.

* * * *

Form 10-K for the Year Ended June 30, 2005

SEC Staff Comment on Financial Statements - Statements of Operations, page F-5

1.	We read your response to our comment one from our letter dated March 14, 2006* and have the following comments.

•
Your response states you determined the cost to install a gaming machine is approximately 0.5% to 0.7% of the average sales price for a new gaming machine or approximately $50 to $75. However, these estimated costs appear low given your prior disclosure that installation costs increased approximately $1.0 million from fiscal 2004 to fiscal 2005. For each period presented, please tell us the total installation costs included in your results of operations and how such amounts correlate to these per machine estimated installation costs.

•
Your response indicates that over the past two years your customers have been requesting that you perform installations more so than in previous years. Tell us the percentage of gaming machines sold or placed on participation basis over the past three years that you installed for your customer.

WMS Response:

In response to your request, we used detailed records maintained by our distribution group for fiscal 2006 and 2005 to arrive at the number of gaming machines sold or placed on participation that were installed by WMS. We were not able to gather similar data for fiscal 2004 and 2003 for this response as our distribution department did not maintain similar installation records for these periods. We also examined our detailed payroll records and summarized labor cost information for those individuals who, according to their title, performed installations or who supervised such people during the periods presented. Total installation costs, per machine estimated installation costs, and the percentage of gaming machines sold or placed on participation basis installed by WMS for the nine months ended March 31, 2006 and for fiscal years 2005, 2004 and 2003, were as follows (dollar amounts in millions, except per machine amounts):

					Fiscal Year Ended June 30,
			2006^		2005		2004		2003

Total North American installation costs(1)(2)	(a	)	[*	]	[*	]	[*	]	[*	]

New gaming machines installed by WMS in North America (2)	(b	)	[*	]	[*	]	n/a		n/a
* Information has been omitted from this document and filed separately with the Securities and Exchange Commission under a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

* Our records indicate your previous letter was dated March 21, 2006.

Gaming machines placed on participation installed by WMS in North America (2)			[*	]	[*	]	n/a	n/a
Total (2)	(c	)	[*	]	[*	]	n/a	n/a
Per machine estimated installation costs	(a)/(c	)	[*	]	[*	]	n/a	n/a

Total new units sold - North America (2)	(e	)	11,571		15,602		8,586	3,186
Percentage of new units sold installed by WMS	(b)/(e	)	[*	]	[*	]	n/a	n/a

Percentage of participation units installed by WMS			100%		100%		100%	100%

^	Information presented is for the nine months ended March 31, 2006.

(1)	Includes fully-loaded labor costs (including supervisory personnel responsible for overseeing the installation process) and direct travel expenses.
(2)
We do not have records on international installations. As such, information presented is for the North American market only. Obtaining this information would require examining detailed installation documentation for each individual international installation performed during this time. We believe that the percentage of new units installed by WMS outside of North America is lower than the percentage installed in North America.

n/a
For installations prior to FY05, we do not have installation records. Obtaining this information would require examining detailed installation documentation for each individual installation performed during these fiscal periods.

We agreed in our telephone conversation on June 22, 2006, that total installation costs as a percentage of cost of product sales is immaterial. Installation costs increased by approximately $1.0 million in fiscal 2005 from fiscal 2004 due to the substantial increase in new units sold. Our North American new units sold increased by 81%, to 15,602 units in fiscal 2005 from 8,586 units in fiscal 2004. The increase in demand for our products required us to increase our headcount, incur overtime, and hire temporary employees in order to perform (a) the installations requested by our customers, (b) the installations of participation placements and (c) various other selling and administrative duties while on-site at customers’ casinos.

Our original estimate of $50 to $75 installation costs per unit was based on the estimated average hourly cost of our distribution department technicians, exclusive of any wait time, travel time, and supervisory personnel cost. The estimated total per unit installation costs of [*] (for the 9 months of fiscal 2006) and [*] (for fiscal year 2005), include wait time incurred during the installation, the cost of supervisory personnel, and direct travel.

* Information has been omitted from this document and filed separately with the Securities and Exchange Commission under a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Gaming machines placed on a participation basis are owned by WMS. As such, 100% of such machines are installed by WMS personnel, where allowed.

•	Your response states you do not meet the criteria included in paragraph 9 of EITF 00-21. It is unclear to us from your response how you reached this conclusion.
o
You stated in your response that some jurisdictions prohibit you from performing the installations and that in these instances these installations may be performed by local unions. You also stated that certain of your customers may obtain third parties to perform installations. It is therefore unclear to us why there is no third party evidence of fair value for the installation services. Refer to paragraph 16 of EITF 00-21.

o
Your response states you do not meet the criteria included in paragraph 9(c) of EITF 00-21. However, given that your arrangements do not include a general right of return, this criterion would be not applicable to the company. Refer to Exhibit 00-21A.

Please reassess your evaluation of all the deliverables in your arrangements to determine whether they represent separate units of accounting. In this regard, please address also the applicability of Example 3 of Exhibit 00-21B of EITF 00-21. In this regard, since you have previously provided installation services for your customers and you continue to provide such services on a more frequent basis, address why such installation services are not implied in your sales contracts. In this regard, the selling price that is quoted in your arrangements would be deemed inclusive of installation.

WMS Response:

In our letter dated April 11, 2006, we stated, “…in New Jersey we are prohibited from installing gaming machines due to local union regulations.” To clarify, in New Jersey, installations of gaming machines are required to be performed by union personnel who are employees of our casino customers, not of any third party installation company. We are not aware of instances in New Jersey, or elsewhere, of union or other personnel who are not employed by our customers performing installation of gaming machines.

We have reviewed our previous letters to the SEC Staff and could not find a statement that would indicate, “certain of [our] customers may obtain third parties to perform installations.” We are not aware of customers obtaining third parties to perform installations.

We believe that there is no objective and reliable evidence of the fair value of installation, and paragraph 9(b) of EITF 00-21 is not met for the following reasons:
•	We do not sell gaming machine installations on a standalone basis and do not have any VSOE to support fair value of gaming installations;
•	We are not aware of any third-party evidence of fair value; and
•	We are not aware of customers obtaining third parties to perform installations.

Therefore, we believe the sale of gaming machines and installation thereof are a single unit of accounting under EITF 00-21 and we apply the guidance in SAB 104, Question 3 under Section 3(c), to recognize revenue:
•
We believe that installation is not essential to the functionality of our gaming machines since they are a standard product for our customers and the fact that installation does not significantly alter the equipment’s capabilities;

•	Our customers have their own technician staff who can, and do, perform the installations of gaming machines on approximately half of the new units we ship to North American customers;
•	Customers often move gaming machines throughout their casino floors without our assistance;
•	Customers may request that we ship gaming machines to their warehouse locations in order for them to stage game installations and coordinate all movement on their casino floors;
•
Payment terms are based upon delivery of the gaming machine and there is no provision for, nor does WMS have a practice of, making all or part of the invoice amount contingent upon completion of the installation; and

•	The installation of a gaming machine is determined by the customer’s preference, except in certain jurisdictions where the installation must be performed by employees of the casino customer.

As we agreed in our telephone conversation on June 22, 2006, we recognize revenue for product sales once the revenue recognition criteria, as applied to the single unit of accounting, has been met in accordance with EITF 00-21 and SAB 104, Question 3 under Section 3(c).

We believe the fact pattern of a gaming machine installation differs from the fact pattern presented in Example 3 of Exhibit 00-21B of EITF 00-21. Therefore, we believe Example 3 is not applicable to the installation of a gaming machine:
•	Example 3 describes a situation in which, “Objective and reliable evidence of the fair value for the installation exists;”
•	WMS does not have objective and reliable evidence of fair value for the installation of a gaming machine; and
•	Installation is not essential to the functionality of the gaming machine.

Because gaming machines and installation thereof are a single unit of accounting, the fact that installation services may be implied in our sales contracts and that the selling price quoted could be deemed inclusive of installation does not affect our conclusions described above.

Based on our industry knowledge, we believe that our assessment of gaming machines and installation thereof and the associated revenue recognition treatment is consistent with industry practice.

As noted above, the installation of a gaming machine is determined by the customer’s preference, except in certain jurisdictions where the installation must be performed by employees of the casino customer. However, we have noticed that certain types of customers may be more inclined to request installations than others. For example, we find that our customers in Las Vegas, Nevada tend to request installations more often, while our Native American customers are more likely to install gaming machines themselves.

We do not accrue for the costs of uninstalled games nor do we capitalize the costs of installing participation games as such amounts have been immaterial.

As discussed in our telephone conversation on June 22, 2006, for those customers that are more likely to request WMS to perform gaming machine installations, we will estimate the cost of such installations in order to determine that if such costs are material they should be accrued at the time the associated revenue is recognized. In addition, we will estimate the cost of installation for participation gaming machines to determine if such costs are material and should be capitalized at the time the gaming machine is installed (such costs would be subsequently amortized over the estimated life of the gaming machine placement). However, based on the data presented in the table above, we believe the net of such costs would not be material to our results of operations or our product sales margins. We will continue to monitor these installation costs on a regular basis to determine whether our assessment of materiality has changed.

We have noted your statement regarding paragraph 9(c) of EITF 00-21 being not applicable to WMS.

SEC Staff Comment on Statements of Cash Flows, page F-7

2. We read your response to comment two from our letter dated March 14, 2006* and have the following comments.

•
Your response states that with respect to the classification of used games (both sales for customer trade-ins and participation gaming machines) the predominant activity that should be examined in accordance with paragraph 24 of SFAS 95 is the sale of the used games. However, we do not believe the reclassification of gaming machines (whose purchases are reflected as an investing activity) to inventory prior to their sale as used games obviates the need to record the related cash inflows from their sale in a manner consistent with how you reflected their related cash outflows. Paragraph 24 of SFAS 95 indicates that the appropriate classification of cash flows should generally depend on the nature of the activity that is likely to be the predominant source of cash flows for the item. It is our understanding that the predominant source of your cash flows for your gaming operations machines is the leasing of these machines. Therefore, the proceeds from the sales of these machines should also be classified as an investing activity.

•
Please amend your Form 10-K for the fiscal year ended June 30, 2005 to present cash flows from the sale of used gaming operations machines in investing activities rather than in operating activities in your statements of cash flows or demonstrate for us why such restatement is not material. Your assessment of materiality should be made in light of the guidance set forth in SAB 99. If the restatements are material, we remind to:

o	Ensure your Item 9A disclosures included the following:
o	A discussion of the restatement and the facts and circumstances surrounding it,
o	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures,
o	Address any changes to internal controls over financial reporting, and
o	Address any anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

* Our records indicate your previous letter was dated March 21, 2006.

WMS Response:

We would like to provide the following background and facts regarding the process that a used participation gaming machine must go through before it is sold as “used” to a customer.
•
Gaming machines that were previously participation placements are physically transferred back to WMS. If a used game sales order sourced by our used game sales team is to be filled with a used participation gaming machine, we transfer that net asset value from the gaming operations equipment line on our balance sheet to the inventory line on our balance sheet. We report such transfers in our public filings as non-cash transactions transferred to inventory. Such gaming machines are transferred to our warehouse at our used game manufacturing operations, located in Las Vegas, Nevada, and are stored together with gaming machines that were taken back as trade-ins;

•	Our used game manufacturing operations employs 15 full time manufacturing personnel and several temporary manufacturing personnel who work on refurbishing used gaming machines;
•	Very rarely is a used gaming machine sold without any additional work required by us; typically, we must incur costs to refurbish a used gaming machine before it is sold:
o
In particular, used participation gaming machines usually contain intellectual property (e.g. signage, brand names, game themes) that must, according to our agreements with the licensors, be removed and replaced prior to being sold as a used gaming machine;

o	At a minimum, used gaming machines are inspected, tested and cleaned; and
o	We purchase parts specifically for used gaming machines to replace parts that may be worn or are in need of repair.
•
Used gaming machines sold “as is” (but still require a level of refurbish work by WMS) typically sell for less than [*]; used gaming machines that are more fully refurbished typically sell for [*] to [*] per unit depending upon the specific gaming machine and the amount of manufacturing rework completed on the game;

•	The commissions paid to sales personnel on the sales of used gaming machines are recorded as selling and administrative expense; and
•
We continually monitor our inventory levels of used gaming machines, assign sales personnel to specifically sell used gaming machines, and we make no distinction internally between a used gaming machine from trade-in versus a used gaming machine that was previously a participation placement.

* Information has been omitted from this document and filed separately with the Securities and Exchange Commission under a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

We therefore believe that a used participation gaming machine held for sale ceases to have the characteristics of a productive asset and, instead, has the characteristics of an inventory asset. Therefore, we believe the associated cash flows should be treated as inventory cash flows and be included in operating activities.

Based on our industry knowledge, we believe that our presentation of proceeds from the sale of used participation gaming machines as operating cash flows is consistent with other gaming machine manufacturers.

We indicated in our March 15, 2006 letter that we do not track used gaming machine sales between used participation gaming machines versus used trade-in gaming machines. However, in response to your request, we have examined our detailed system records in order to estimate the proceeds from the sales of used participation gaming machines versus the sales of trade-in gaming machines. This and other data is summarized as follows (dollar amounts in millions):

Fiscal Year Ended June 30,
			2006^		2005		2004		2003

Total revenue	(a	)	$328.5		$388.4		$230.2		$178.7

Sales of all used gaming machines(1)	(b	)	[*	]	[*	]	[*	]	[*	]
Cost of used gaming machines sales	(c	)	[*	]	[*	]	[*	]	[*	]
Gross margin on used gaming machines sales	(d	)	[*	]	[*	]	[*	]	[*	]
Gross margin percent (4)	(d) / (b	)	[*	]	[*	]	[*	]	[*	]

Sales of all used gaming machines as a percent of total revenue	(b) / (a	)	[*	]	[*	]	[*	]	[*	]

Sales of used participation gaming machines (2)	(e	)	[*	]	[*	]	[*	]	[*	]
Estimated cost of used participation gaming machines sales (3)	(f	)	[*	]	[*	]	[*	]	[*	]
Proceeds from sales of used participation gaming machines	(g	)	[*	]	[*	]	[*	]	[*	]
Proceeds as a percent of total revenue	(g) / (a	)	[*	]	[*	]	[*	]	[*	]
Sales as a percent of total revenue	(e) / (a	)	[*	]	[*	]	[*	]	[*	]

Net cash provided by (used in) operating activities	(h	)	$66.9		$(3.6)		$(23.2)		$25.9
Proceeds as a percent of cash flow from operating activities	(g) / (h	)	[*	]	[*	]	[*	]	[*	]
Sales as a percent of cash flow from operating activities	(e) / (h	)	[*	]	[*	]	[*	]	[*	]
* Information has been omitted from this document and filed separately with the Securities and Exchange Commission under a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

Net cash used in investing activities	(i	)	$(50.7)		$(36.1)		$(38.4)		$(26.7)
Proceeds as a percent of cash flow from investing activities	(g) / (i	)	[*	]	[*	]	[*	]	[*	]
Sales as a percent of cash flow from investing activities	(e) / (i	)	[*	]	[*	]	[*	]	[*	]

^	Information presented is for the nine months ended March 31, 2006.
(1)	For fiscal 2003 through fiscal 2005, as presented in our March 15, 2006 letter to the SEC Staff.
(2)
Used gaming machine sales information was extracted from our accounting system and the serial numbers cross-matched to information extracted from a non-accounting database in order to separate sales of used participation gaming machines from sales of all used gaming machines. For fiscal 2006 and 2005, data represents the actual invoice amount for each used participation gaming machine sold during that period and was obtained by manually matching the invoice amount to the used participation gaming machine serial number. However, in preparation for this response we were not able to obtain actual invoice information for the used participation gaming machines sold during fiscal 2004 and 2003 and, as such, the figures presented are based upon the percent of used participation gaming machines units sold to total used gaming machine units sold during those periods.

(3)	Amount estimated based upon the percent of sales of used participation gaming machines to total used games sales.
(4)	Gross margin percent may not recalculate exactly due to rounding.

As shown in the table above, cash flows from operating activities in fiscal 2005 was essentially breakeven and was an anomaly as a result of due to the Company’s re-emergence with new products. In fiscal 2005, due to an increased demand for our new products, the cash flows from operating activities was essentially breakeven due to the dramatic increase in our revenues resulting in a $51.9 million increase in accounts receivable and a $36.6 million increase in inventories, partially offset by a $21.2 million in net income, $40.4 million in depreciation and amortization expense and $15.9 million of non-cash items. The proceeds from the sale of used participation gaming machines was not a material driver of cash flows in fiscal 2005 and did not affect the trend in cash flows.

We believe the following qualitative items, as cited in SAB 99, should be considered in addition to the quantitative data presented above:

SAB 99 Consideration	WMS Assessment
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	N/A - Item is not related to an estimate.
Whether the misstatement masks a change in earnings or other trends.	Item does not affect earnings and does not affect trend in operating or investing cash flows.
Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	Item does not affect analysts’ consensus expectations.
* Information has been omitted from this document and filed separately with the Securities and Exchange Commission under a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SAB 99 Consideration	WMS Assessment
Whether the misstatement changes a loss into income or vice versa.	Item does not affect income and does not change cash used by operations into cash provided by operations (or vice-versa).
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant's operations or profitability.	N/A - WMS has one reporting segment.
Whether the misstatement affects the registrant's compliance with regulatory requirements.	Item does not affect compliance with any regulatory requirements.
Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.	Item does not affect compliance with loan covenants or other contractual requirements.
Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	Item does not affect management’s compensation.
Whether the misstatement involves concealment of an unlawful transaction.	Item does not conceal an unlawful transaction.

When considering the total-mix of empirical data and qualitative analysis and as agreed to in our conference call on June 22, 2006, including the proceeds from the sales of used participation gaming machines in investing activities would not be material to our financial statements. We will continue to monitor this on a regular basis to determine whether our assessment of materiality has changed.

 SEC Staff Comment on Notes to Financial Statements - Note 2: Principal Accounting Policies, page F-8; Revenue Recognition, page F-11

3.
We note your revenue recognition accounting policy addresses your accounting when multiple deliverables are included under a sales contract. Please supplementally address for us the nature of these contracts.

WMS Response:

On page F-11 of our 2005 Form 10-K we stated:

When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

Beginning with our Form 10-Q for the fiscal quarter ended December 31, 2005, we expanded our revenue recognition policy disclosure to the following (page 9):

When multiple product deliverables are included under a sales contract, in accordance with Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables, we allocate revenue to each unit of accounting based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition. The Company allocates revenue to each unit of accounting based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold.

The Company recognizes revenue when the product is delivered and defers revenue for any undelivered units of accounting. Deliverables are divided into separate units of accounting if:
•	each item has value to the customer on a stand alone basis;
•	we have objective and reliable evidence of the fair value of the undelivered items; and
•	delivery of any undelivered item is considered probable and substantially in our control.

If the Company cannot objectively determine the fair value of any undelivered units of accounting included in the arrangement, all revenues are deferred until all of the items are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered units of accounting.

Arrangements that contain multiple product deliverables occur when the Company sells a gaming machine to a customer and also gives the customer the right to a pre-determined number of game theme conversions or the right to a pre-determined amount of gaming machine parts at no additional cost to the customer. Game theme conversions and gaming machine parts have value to the customer on a standalone basis since the items are routinely sold separately to customers by WMS. Because WMS regularly sells game theme conversions and gaming machine parts to customers on a standalone basis, WMS has VSOE for these items and, therefore, satisfies the objective and reliable evidence of fair value criteria. We believe all of these deliverables represent separate units of accounting since they meet paragraphs 9(a) and 9(b) of EITF 00-21. Given that our arrangements do not include a general right of return, paragraph 9(c) is not applicable.

Revenue is deferred based on the relative fair values of the remaining deliverables and is recognized once delivery is completed.
* * * *

If you have additional questions or comments regarding the above information, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

/s/ Scott D. Schweinfurth	/s/ John P. McNicholas, Jr.
Scott D. Schweinfurth	John P. McNicholas, Jr.
Executive Vice President,	Chief Accounting Officer
Chief Financial Officer and Treasurer